                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            PDS FINANCIAL CORPORATION
                               (Name of Applicant)

                                6171 McLeod Drive
                             Las Vegas, Nevada 89120
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

       TITLE OF CLASS                                     AMOUNT
         12% Senior                                 Up to $11,730,000
Subordinated Notes due 2007               aggregate principal amount at maturity

      Approximate date of proposed public offering: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

NAME AND ADDRESS OF AGENT FOR SERVICE:    WITH COPIES SENT TO:
CT Corporation System, Inc.               John T. Kramer, Esq.
405 Second Avenue South                   Dorsey & Whitney LLP
Minneapolis, Minnesota 55401              Pillsbury Center South
                                          220 South Sixth Street
                                          Minneapolis, Minnesota 55402

1. GENERAL INFORMATION

      (a)   The applicant is a corporation.

      (b)   The applicant is organized under the laws of the State of Minnesota.

2. SECURITIES ACT EXEMPTION APPLICABLE

      Pursuant to the exchange circular, dated May 11, 2001 (the "Exchange Circular"), a copy of which is filed as Exhibit T3E(1) hereto, and the related letter of transmittal (the "Letter of Transmittal"), a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Exchange Circular, constitutes the "Exchange Offer"), PDS Financial Corporation ("PDS" or the "Applicant" ) has proposed to issue up to $11,730,000 aggregate principal amount at maturity of 12% Senior Subordinated Notes due 2007 (the "New Notes"), to be issued by PDS under the indenture to be qualified hereby in exchange for the entire aggregate principal amount at maturity of PDS's outstanding 10% Senior Subordinated Notes due 2004 (the "Old Notes"). Subject to the terms and conditions of the Exchange Offer, PDS will issue $1,000 principal amount at maturity of New Notes and $10 in cash for each $1,000 principal amount at maturity of Old Notes that are properly tendered and not withdrawn pursuant to the Exchange Offer.

      As the New Notes are proposed to be offered for exchange by PDS with its existing securityholders exclusively and solely for outstanding securities of PDS, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of Section 3(a)(9) thereof.

      The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer. PDS has retained The Seidler Companies ("Seidler"), an investment banking firm, as its financial adviser in connection with the Exchange Offer. Seidler has not been retained to solicit any tenders pursuant to the Exchange Offer or to render any opinion as to the fairness of the Exchange Offer to PDS or to the holders of Old Notes. For its services as financial advisor, Seidler is entitled to receive a fixed fee, regardless of whether or not the Exchange Offer is consummated. In addition, Seidler is to be reimbursed for certain out-of-pocket expenses. PDS has appointed U.S. Bank Trust National Association (the "Exchange Agent") as the Exchange Agent in connection with the Exchange Offer and MacKenzie Partners, Inc. (the "Information Agent") as the Information Agent in connection with the Exchange Offer. PDS has agreed to reimburse the Exchange Agent and the Information Agent for their reasonable out-of-pocket expenses in connection therewith. PDS will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of the Exchange Circular and related documents to the beneficial owners of Old Notes and in handling or forwarding tenders on behalf of their customers.

      Officers, directors and employees of PDS may engage in the solicitation of holders of Old Notes in connection with the Exchange Offer, but such employees will receive no additional compensation for such activities.

      A participation fee equal to $10 cash for each $1,000 principal amount of Old Notes tendered and accepted for exchange will be paid to tendering holders.

      No consideration has been, or will be given, directly or indirectly, to any broker, dealer, salesman or other person for soliciting exchanges of the Old Notes. No holder of the outstanding Old Notes has made or will be requested to make any cash payment to PDS in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Exchange Circular and Letter of Transmittal.

                                  AFFILIATIONS

3. AFFILIATES

      PDS, directly or indirectly, owns 100% of the voting stock of each of the following entities:

      1.    PDS Gaming Corporation - Nevada

      2.    PDS Casinos Reno, Inc.
      3.    PDS Financial Corporation - Mississippi
      4.    PDS Casinos Greenville, Inc.
      5.    PDS Gaming Corporation - Colorado
      6.    Transcanada 2 Corporation

      For purposes of this Application, the officers and directors of PDS named in response to Item 4 hereof may be deemed affiliates of PDS by virtue of the positions held by such persons with PDS. In addition, the shareholders, both of whom are also directors and employees of PDS, listed in Item 5 of this Application may be deemed to be affiliates of PDS.

                             MANAGEMENT AND CONTROL

4. DIRECTORS AND EXECUTIVE OFFICERS

      The following table lists the name of each director and executive officer of PDS and the office or offices held by each such person. The address of each person listed below is c/o PDS Financial Corporation, 6171 McLeod Drive, Las Vegas, Nevada 89120.

NAME                                                         OFFICE
----                                                         ------
Johan P. Finley........................................      Chairman of the Board and Chief Executive Officer
Peter D. Cleary........................................      Director, President and Chief Operating Officer
Joel M. Koonce.........................................      Director
James L. Morrell.......................................      Director
Patrick R. Cruzen......................................      Director
Lona M.B. Finley.......................................      Director, Executive Vice President, Chief
                                                             Administrative Officer and Assistant Secretary
Joe S. Rolston IV......................................      Executive Vice President, General Counsel and Secretary
Martha Vlcek...........................................      Chief Financial Officer and Treasurer

5. PRINCIPAL OWNERS OF VOTING SECURITIES

      The following table sets forth certain information with respect to the ownership of PDS's voting securities by persons known by PDS to own 10% or more of any class of such voting securities as of May 4, 2001.

                                     TITLE OF          AMOUNT         % OF VOTING
                 NAME/ADDRESS       CLASS OWNED        OWNED        SECURITIES OWNED
                 ------------       -----------        -----        ----------------
Johan P. Finley                    Common Stock      1,086,586         29.2% (1)
6171 McLeod Drive
Las Vegas, Nevada 89120

Lona M.B. Finley                   Common Stock       394,377          10.6% (2)
6171 McLeod Drive
Las Vegas, Nevada 89120

(1) Includes 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee. Mr. Finley disclaims beneficial ownership of the shares held by Lona M.B. Finley, his spouse.

(2) Includes 37,000 shares held by Ms. Finley as custodian for her minor children and 11,200 shares held as co-trustee for minor child also claimed by spouse as co-trustee. Ms. Finley disclaims beneficial ownership of the shares held by Johan P. Finley, her spouse.

                                  UNDERWRITERS

6. UNDERWRITERS

      (a) The name and complete mailing address of each person who, within three years prior to the date of filing this application, acted as an underwriter of any securities of the Applicant which are outstanding on the date of filing this application and the title of each class of the securities underwritten are as follows:

         NAME/ADDRESS                                  TITLE OF CLASS UNDERWRITTEN
         ------------                                  ---------------------------
Miller & Schroeder Financial, Inc.            10% Senior Subordinated Notes due 2004 and Warrants to
Northwestern Financial Center                 purchase PDS Common Stock
7900 Xerxes Avenue
Minneapolis, Minnesota 55431

      (b) The New Notes are offered by PDS exclusively to its current noteholders in exchange for Old Notes pursuant to Section 3(a)(9) under the 1933 Act. Accordingly, PDS has not and will retain an underwriter with respect to the issuance of the New Notes.

                               CAPITAL SECURITIES

7. CAPITALIZATION

      (a) The authorized and outstanding capital stock and debt securities PDS, on a consolidated basis as of May 4, 2001, were as follows:

                 TITLE OF CLASS                    AMOUNT AUTHORIZED      AMOUNT OUTSTANDING
                 --------------                    -----------------      ------------------
Common Stock.................................          20,000,000              3,720,238
Preferred Stock..............................           2,000,000                      0
10 % Senior Subordinated Notes due 2004......         $13,800,000            $11,730,000 (1)

(1) Reflects the aggregate principal amount at maturity of the outstanding Old Notes. As of the date hereof, the outstanding Old Notes had an accreted value of $11,434,000.

      (b) Each share of PDS common stock ("Common Stock") entitles its holder to one vote on all matters upon which PDS shareholders are entitled or permitted to vote, including the election of directors. There are no cumulative voting rights. The PDS Common Stock has no preemptive rights or conversion rights nor are there any redemption or sinking fund provisions applicable to the Common Stock. There currently are no shares of PDS preferred stock ("Preferred Stock") outstanding. PDS's Amended and Restated Articles of Incorporation provides that the PDS board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the PDS board may determine without any further action by the shareholders of PDS.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS

      The terms of the New Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Act"). The following analysis of certain provisions of the Indenture makes use of certain capitalized terms defined in the Indenture and not herein, and such terms shall have the meanings given to them in the Indenture and shall be incorporated by reference herein. The following analysis does not purport to be a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the Indenture, which provisions are incorporated herein by reference as part of such analysis. Article and section references are to the relevant provisions of the Indenture.

      A. DEFAULT PROVISIONS

      "Event of Default," means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

      (1) default in the payment of any installment interest upon any Note when it becomes due and payable and continuance of such default for a period of 15 days (whether or not such payment is prohibited under the provisions of Article Twelve of the Indenture); or

      (2) default in the payment of the principal of or premium, if any, on any Note at its Maturity (whether or not such payment is prohibited under the provisions of Article Twelve of the Indenture); or

      (3) breach of a covenant of PDS contained in Sections 1008 or 1011 of the Indenture and the continuance of such breach for a period of 15 days after the due date for filing of the report pursuant to Section 703(5) of the Indenture which reports such breach, provided, however, that prior to the expiration of the 15 day period referred to above, PDS shall have filed with the Trustee a certificate, certifying that such breach has been cured; or

      (4) default in the performance, or breach, of any covenant or warranty of PDS in the Indenture (other than a covenant or warranty default in whose performance or whose breach is specifically dealt with in (1) through (3) or (5) through (8) of this Section), and continuance of such default or breach for a period of 30 days after there has been given, by registered or certified mail, to PDS by the Trustee or to PDS and the Trustee by the Noteholders of at least 25% in principal amount of the Outstanding Notes, a written notice (and the Trustee shall give such written notice to PDS upon the request of the Noteholders of at least 25% in principal amount of the Outstanding Notes) specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default"; or

      (5) a default under any bond, debenture, note or other evidence of Indebtedness of PDS or any Subsidiary (including obligations under leases required to be capitalized on the balance sheet of the lessee under GAAP), or a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of PDS or Subsidiary, (including such leases), whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness in excess of $500,000 becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations in excess of $500,000 being accelerated, without such acceleration having been rescinded or annulled or such Indebtedness shall not have been discharged within a period of 30 days after such default or acceleration; provided, however, that this Section (5) shall not apply to (a) a default under any purchase money obligation of PDS if, and so long as, PDS is in good faith and in the exercise of its reasonably prudent business judgment, contesting its obligations thereunder in accordance with a reasonable interpretation of the documentation of such obligation; or (b) a default in a contractual obligation not otherwise constituting Indebtedness if and so long as, PDS is in good faith contesting such obligation; or

      (6) the entry of a decree or order by a court having jurisdiction in the premises adjudging PDS or any Material Subsidiary a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of PDS or any Material Subsidiary, under Federal bankruptcy law, as now or hereafter constituted, or any other applicable Federal or State bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, trustee, sequestrator or other similar official of PDS or any Material Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of sixty (60) consecutive days; provided however, that this Section (6) shall not apply to any Material Subsidiary that after giving effect to such bankruptcy or insolvency, PDS's Consolidated Tangible Net Worth exceeds $10 Million; or

      (7) the commencement by PDS or any Material Subsidiary of a voluntary case under Federal bankruptcy law, as now or hereafter constituted, or any other applicable Federal or State bankruptcy, insolvency, or other similar law, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under Federal bankruptcy law or any other applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator or similar official of PDS or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by PDS or any Subsidiary in furtherance of any such action; provided however, that this Section (7) shall not apply to any Material Subsidiary that after giving effect to such voluntary bankruptcy or insolvency, PDS's Consolidated Tangible Net Worth exceeds $10 Million; or

      (8) the rendering of a final judgment or judgments (not subject to appeal) for the payment of money against PDS or any Subsidiary not fully insured against in an aggregate amount in excess of $500,000 by a court or courts of competent jurisdiction, which judgment or judgments remain unsatisfied for a period of 30 days after the right to appeal all such judgments has expired or otherwise terminated.

      B. AUTHENTICATION AND DELIVERY OF NOTES; APPLICATION PROCESS

      The Notes shall be executed on behalf of PDS by its President or any Vice President and attested by its Secretary or Assistant Secretary. The signature of any of these officers on the Notes may be manual or facsimile.

      Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of PDS shall bind PDS, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Notes or did not hold such offices at the date of such Notes.

      At any time and from time to time after the execution and delivery of the Indenture, PDS may deliver Notes executed by PDS to the Trustee for authentication, together with a Company Order for the authentication and delivery of such Notes. The Trustee in accordance with such Company Order shall authenticate and deliver such Notes as in the Indenture provided and not otherwise.

      No Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and is entitled to the benefits of the Indenture.

      There will be no proceeds from the issuance of the New Notes.

      C. RELEASE OF COLLATERAL

      Not applicable.

      D. SATISFACTION AND DISCHARGE OF THE INDENTURE

      The Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of registration of transfer or exchange of Notes herein expressly provided for), and the Trustee, at the expense of PDS, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when

      (1) either:

            (a) all Notes theretofore authenticated and delivered (other than (i) Notes which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 306 of the Indenture and (ii) Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by PDS and thereafter paid to PDS or discharged from such trust, as provided in Section 1003 of the Indenture) have been delivered to the Trustee for cancellation; or

            (b) all such Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, or (ii) will become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of PDS; and PDS, in the case of this subsection (b) (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

      (2) PDS has paid or caused to be paid all other sums payable under the Indenture by PDS; and

      (3) PDS has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the satisfaction and discharge of the Indenture have been complied with.

      Notwithstanding the satisfaction and discharge of the Indenture, the obligations of PDS to the Trustee under Section 607 of the Indenture shall survive, and, if the money shall have been deposited with the Trustee pursuant to subclause (b) of clause (1) of this Section, the obligations of the Trustee under Section 402 of the Indenture and the last paragraph of Section 1003 of the Indenture shall survive.

      E. EVIDENCE OF COMPLIANCE WITH CONDITIONS AND COVENANTS

      The Company shall:

      (1) File with the Trustee within 45 days after the end of each of PDS's fiscal quarters a certificate of the Chief Executive Officer and the Controller of PDS stating that PDS is in compliance with Article Ten of the Indenture, and attaching the unaudited financial statements of PDS.

      (2) File with the Trustee, within 120 days after the end of each fiscal year of PDS ending after the date hereof, an Officer's Certificate of PDS as to such person's knowledge of PDS's compliance with all conditions and covenants under the Indenture, such compliance to be determined without regard to any period of grace or requirement of notice provided under the Indenture.

      Upon any application or request by PDS to the Trustee to take any action under any provision of the Indenture, PDS shall furnish to the Trustee, if requested by the Trustee, an Officers' Certificate stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of the Indenture relating to such particular application or request, no additional certificate or opinion need be furnished. Every certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include:

      (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions relating thereto;

      (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

      (3) a statement that, in the opinion of each such individual, such individual has made such examination or investigation as is necessary to enable such individual to express an informed opinion as to whether or not such covenant or condition has been complied with; and

      (4) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9. OTHER OBLIGORS

      None.

      CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

      (a) Pages numbered 1 to 11 consecutively.

      (b) The statement of eligibility and qualification on Form T-1 of U.S. Bank Trust National Association.

      (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

      Exhibit T3A (1) Amended and Restated Articles of Incorporation of PDS. (1)

                  (2) Certificate of Designation for preferred stock of PDS. (2)

      Exhibit T3B - Bylaws of PDS, as amended. (3)

      Exhibit T3C - A copy of the indenture to be qualified.

      Exhibit T3D - Not applicable.

      Exhibit T3E (1) Exchange Circular, dated as of May 11, 2001.

                  (2) Letter of Transmittal accompanying the Exchange Circular.

                  (3) Letter to Clients.

                  (4) Letter to Broker-Dealers.

                  (5) Notice of Guaranteed Delivery.

                  (6) Guidelines for Certification of Taxpayer Identification
                      Number on substitute Form W-9.

      Exhibit T3F - Cross-reference sheet (included as part of Exhibit T3C).

      (1) Incorporated by reference to PDS's previously filed Form 10-KSB for the year ended December 31, 1997.

      (2) Incorporated by reference to PDS's concurrently filed Form 10-Q for the period ending March 31, 2001.

      (3) Incorporated by reference to PDS's Form SB-2 Registration Statement No. 33-76948C, as amended, originally filed on March 25, 1994.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, PDS Financial Corporation, a corporation organized and existing under the laws of State of Minnesota, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Las Vegas, and State of Nevada on the 11th day of May, 2001.

                                            PDS FINANCIAL CORPORATION


                                            By: /s/ Martha Vlcek
                                               _________________________________
                                                Name: Martha Vlcek
                                                Title: Chief Financial Officer

Attest:

/s/ Joe S. Rolston IV
_________________________________
Name: Joe S. Rolston IV
Title: Executive Vice President/
        General Counsel

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM T-1

                       Statement of Eligibility Under the
                  Trust Indenture Act of 1939 of a Corporation
                          Designated to Act as Trustee


                      U.S. BANK TRUST NATIONAL ASSOCIATION
              (Exact name of Trustee as specified in its charter)

      United States                                              41-0257700
(State of Incorporation)                                      (I.R.S. Employer
                                                             Identification No.)

        U.S. Bank Trust Center
        180 East Fifth Street
        St. Paul, Minnesota                                         55101
(Address of Principal Executive Offices)                          (Zip Code)

                            PDS Financial Corporation
             (Exact name of Registrant as specified in its charter)

        Minnesota                                                41-1695870
(State of Incorporation)                                      (I.R.S. Employer
                                                             Identification No.)

        6171 McLeod Drive
        Las Vegas, Nevada                                            89120
(Address of Principal Executive Offices)                           (Zip Code)

                            Senior Subordinated Notes
                       (Title of the Indenture Securities)

                                     GENERAL

1.    General Information Furnish the following information as to the Trustee.

      (a) Name and address of each examining or supervising authority to which it is subject.
                  Comptroller of the Currency
                  Washington, D.C.

      (b)   Whether it is authorized to exercise corporate trust powers.
                  Yes

2. AFFILIATIONS WITH OBLIGOR AND UNDERWRITERS If the obligor or any underwriter for the obligor is an affiliate of the Trustee, describe each such affiliation.
                  None

      See Note following Item 16.

      Items 3-15 are not applicable because to the best of the Trustee's knowledge the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

16. LIST OF EXHIBITS List below all exhibits filed as a part of this statement of eligibility and qualification.

      1.    Copy of Articles of Association.*

      2.    Copy of Certificate of Authority to Commence Business.*

      3. Authorization of the Trustee to exercise corporate trust powers (included in Exhibits 1 and 2; no separate instrument).*

      4.    Copy of existing By-Laws.*

      5.    Copy of each Indenture referred to in Item 4. N/A.

      6.    The consents of the Trustee required by Section 321(b) of the act.

      7. Copy of the latest report of condition of the Trustee published pursuant to law or the requirements of its supervising or examining authority is incorporated by reference to Registration Number 333-43278.

      *     Incorporated by reference to Registration Number 22-27000.

                                      NOTE

      The answers to this statement insofar as such answers relate to what persons have been underwriters for any securities of the obligors within three years prior to the date of filing this statement, or what persons are owners of 10% or more of the voting securities of the obligors, or affiliates, are based upon information furnished to the Trustee by the obligors. While the Trustee has no reason to doubt the accuracy of any such information, it cannot accept any responsibility therefor.

                                    SIGNATURE

      Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, U.S. Bank Trust National Association, an Association organized and existing under the laws of the United States, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Saint Paul and State of Minnesota on the 7th day of May, 2000.

                                          U.S. BANK TRUST NATIONAL ASSOCIATION


                                          /s/ Richard Prokosch
                                          --------------------------------------
                                          Richard Prokosch
                                          Vice President


/s/ Lori-Anne Rosenberg
-----------------------------
Lori-Anne Rosenberg
Assistant Secretary

                                    EXHIBIT 6

                                     CONSENT

      In accordance with Section 321(b) of the Trust Indenture Act of 1939, the undersigned, U.S. BANK TRUST NATIONAL ASSOCIATION hereby consents that reports of examination of the undersigned by Federal, State, Territorial or District authorities may be furnished by such authorities to the Securities and Exchange Commission upon its request therefor.

Dated: May 7, 2001

                                          U.S. BANK TRUST NATIONAL ASSOCIATION


                                          /s/ Richard Prokosch
                                          --------------------------------------
                                          Richard Prokosch
                                          Vice President

                                  EXHIBIT INDEX




T3C       Indenture

T3E(1)    Exchange Circular

T3E(2)    Letter of Transmittal

T3E(3)    Letter to Clients

T3E(4)    Letter to Broker-Dealers

T3E(5) Guidelines for Certification of Taxpayer Identification Number on substitute Form W-9
